Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jos. A. Bank Clothiers, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-103962, 333-85426, 333-57492 and 333-20363) of Jos. A. Bank Clothiers, Inc. of our report dated March 25, 2004 (April 13, 2005, as to the effects of Note 2), with respect to the consolidated balance sheet of Jos. A. Bank Clothiers, Inc. and subsidiaries as of January 31, 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended January 31, 2004, which report appears in the January 29, 2005 annual report on Form 10-K of Jos. A. Bank Clothiers, Inc.

As described in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements in order to correct certain errors in its accounting for leases.

/s/ KPMG LLP

Baltimore, Maryland
April 13, 2005